[SHEFSKY & FROELICH LTD. LETTERHEAD]

Michael J. Choate Direct: 312-836-4066 Facsimile: 312-275-7554 E-mail: mchoate@shefskylaw.com
IN REFERENCE TO:
030886-10

April 26, 2013

Via Federal Express and EDGAR

Ms. Erin Martin

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Inland Real Estate Income Trust, Inc.
Post-Effective Amendment No. 3 to Form S-11 (the “Amendment”)
Registration No. 333-176775

Dear Ms. Martin:

We are writing on behalf of our client, Inland Real Estate Income Trust, Inc. (the “Company”), in response to comments from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), as communicated via telephone on April 22, 2012. For your convenience we have reproduced the Staff’s comments in this letter and included our response directly below each comment.

1. Revise your disclosure to exclude any disclosure regarding annualized distributions until the Company has paid distributions for two full fiscal quarters.

Response: The Company confirms that it will cease disclosing an annualized rate of distributions until it has paid distributions for two full fiscal quarters. The revised disclosure will be contained in the prospectus supplement to be filed pursuant to Rule 424(b)(3) to update the prospectus for purposes of Section 10(a)(3).

2. Revise your disclosure in the distributions table to quantify the amount of offering proceeds used to pay distributions.

Response: The Company confirms that it will provide the requested disclosure in future post-effective amendments filed for purposes of the Guide 5 Undertaking 20D as well as in the prospectus supplement filed pursuant to Rule 424(b)(3) to update the prospectus for purposes of Section 10(a)(3).

Ms. Erin Martin

April 26, 2013

3. Include disclosure in the compensation table to quantify the amount of compensation paid and unpaid for the period disclosed.

Response: The Company confirms that it will provide the requested disclosure in future post-effective amendments filed for purposes of the Guide 5 Undertaking 20D as well as in the prospectus supplement filed pursuant to Rule 424(b)(3) to update the prospectus for purposes of Section 10(a)(3).

4. Include a risk factor disclosing that distributions have been paid from the net proceeds of the Company’s offering and disclose the percentage of distributions funded from net offering proceeds of the offering until such time as 100% of distributions are funded from cash flow from operations.

Response: The Company confirms that it will provide the requested disclosure in future post-effective amendments filed for purposes of the Guide 5 Undertaking 20D as well as in the prospectus supplement filed pursuant to Rule 424(b)(3) to update the prospectus for purposes of Section 10(a)(3).

Please contact us if there is any other information you need for your review of the Amendment. Kind regards.

Very truly yours, SHEFSKY & FROELICH LTD. /s/ Michael J. Choate Michael J. Choate

cc: Robert H. Baum, Esq.

Cathleen M. Hrtanek, Esq.

C. Cameron Williams, Esq.